Leonard E. Neilson
                           A PROFESSIONAL CORPORATION

LEONARD E. NEILSON                          8160 SOUTH HIGHLAND DRIVE, SUITE 104
ATTORNEY AT LAW                                                SANDY, UTAH 84093
                                                     TELEPHONE:  (801)  733-0800
                                                           FAX:  (801)  733-0808
                                                    E-MAIL:  LNEILSONLAW@AOL.COM





                                November 13, 2006



Securities and Exchange Commission
Division of Corporation Finance
Attn:  Tia Jenkins, Senior Assistant Chief Accountant
100 F Street, NE
Washington, D.C. 20549-7010

   Re:  BioForce Nanosciences Holdings, Inc.
        SEC File No. 000-51074
        Response to comment letter regarding Form 8-K/A filed September 14, 2006

Dear Ms. Jenkins:

     In response to your letter dated September 14, 2006, the following information, corresponding sequentially to the paragraphs in your letter, is hereby submitted on behalf of BioForce Nanosciences Holdings, Inc. (the "Company"). We have repeated your comment at the beginning of each paragraph.

Form 8-K/A dated February 24, 2006 filed August 7, 2006

Financial statements

Note C - Long term debt, page 14

     1. We note that beneficial conversion features totaling $550,000 in 2004 and $700,000 in 2005 were expensed at the date of issuance. Since the debt had a stated maturity date of January 19, 2009, it would appear that the beneficial conversion features should be amortized over the period from the date of issuance through the maturity date, rather than being expensed at the date of issuance. Any unamortized discount would be charged to interest expense at the date of conversion. Refer to paragraphs 19 and 21 of EITF 00-27 and revise the financial statements accordingly, or tell us why you believe that no revisions are required.
     ---------------------------------------------------------------------------

Response:

     We have revised the 2004 and 2005 financial statements of BioForce Nanosciences, Inc. to amortize the beneficial conversion feature over the period from maturity through January 19, 2009. The Company's March 31, 2006 financial statements were also revised to expense the unamortized discount upon the conversion of the debt. Accordingly, we are filing an amendment to the Company's Form 10-QSB for the period ended March 31, 2006 to reflect these revisions.

     2. We note that you have restated the financial statements for 2004 and 2005 to reflect the interest expense relating to the beneficial conversion feature of the convertible debt. Please revise to disclose prominently that the financial statements have been restated, describe the nature of the error and provide disclosures required by paragraph 26 of SFAS 154.
     ---------------------------------------------------------------------------

     We have clearly labeled each financial statement with revised numbers as "Restated". We have also added Note J to the financial statements to provide the disclosure required by paragraph 26 of SFAS 154.

Securities and Exchange Commission
Division of Corporation Finance
Attn:  Tia Jenkins
November 13, 2006
Page 2

1934 Act Periodic Reports

     3. To the extent that the financial statements are restated in response to the comments noted above, please tell us how you evaluated the impact of the restatements on your conclusions regarding the effectiveness of your disclosure controls and procedures, and revise your disclosures as appropriate.
     ---------------------------------------------------------------------------

     We have reevaluated the effectiveness of our disclosure controls and procedures. We believe that the changes to the financial statements pertain to periods prior to BioForce Nanosciences, Inc. becoming a public company and that the controls we have put into place since becoming public are accurately described in the Controls and Procedures section of the Company's periodic reports.

     Future correspondences concerning this response should be directed to this office by phone at (801) 733-0800, or by Fax at (801) 733-0808.

                               Sincerely,

                               /s/ Leonard E. Neilson
                               ----------------------
                               Leonard E. Neilson
:ae
CC:  BioForce Nanosciences Holdings, Inc.